PetroLogistics LP

600 Travis Street, Suite 3250

Houston, Texas 77002

(713) 255-5990

Via EDGAR

September 16, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC  20549-7010

Attention: Pamela Long

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-190106) of PetroLogistics LP

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, September 18, 2013, or as soon thereafter as is practicable.

In addition, we acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact John P. Johnston (212-237-0039) or Christian Mathiesen (212-237-0027), at Vinson & Elkins L.L.P.

Very truly yours,

PetroLogistics LP
By:	PetroLogistics GP LLC, its general partner

	By:	/s/ Richard Rice
	Name:	Richard Rice
	Title:	Senior Vice President, Corporate
Secretary and General Counsel